Exhibit 99.2

FirstService Announces Election of Directors

TORONTO, April 12, 2018 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX:FSV) (NASDAQ:FSV) (“FirstService”) today announced that at its annual meeting of shareholders, held in Toronto yesterday, the seven director nominees listed in FirstService’s management information circular dated February 26, 2018 were elected as directors of FirstService. Directors have been elected to serve until the close of the next annual meeting of shareholders. The detailed results of the vote are set out below.

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Brendan Calder	47,253,650	99.32%	323,466	0.68%
Bernard I. Ghert	47,427,881	99.69%	149,235	0.31%
Jay S. Hennick	46,895,020	98.57%	682,096	1.43%
D. Scott Patterson	47,565,119	99.97%	11,997	0.03%
Frederick F. Reichheld	47,410,281	99.65%	166,835	0.35%
Michael Stein	47,389,310	99.61%	187,806	0.39%
Erin J. Wallace	47,344,474	99.51%	232,642	0.49%

* As a vote was taken by a show of hands, the number of votes disclosed reflects those proxies received by management in advance of the meeting.

In addition, at the meeting, FirstService shareholders approved, with a vote by a show of hands, the appointment of PricewaterhouseCoopers LLP as the auditor of FirstService for the ensuing year and an amendment to the FirstService stock option plan, all as described in the circular.

About FirstService Corporation

FirstService Corporation is a North American leader in the property services sector, serving its customers through two industry-leading service platforms: FirstService Residential, North America’s largest manager of residential communities; and FirstService Brands, one of North America’s largest providers of essential property services delivered through individually branded franchise systems and company-owned operations.

FirstService generates more than $1.7 billion in annual revenues and has more than 19,000 employees across North America. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns for shareholders. The Subordinate Voting Shares of FirstService trade on the NASDAQ and the Toronto Stock Exchange under the symbol “FSV”.

For the latest news from FirstService Corporation, visit www.firstservice.com.

COMPANY CONTACTS:

D. Scott Patterson
President & Chief Executive Officer
(416) 960-9500

Jeremy Rakusin
Chief Financial Officer
(416) 960-9500